FIRST TEAM AUTOMOTIVE CORP.
                           INCENTIVE COMPENSATION PLAN

I.       OBJECTIVES

The objectives of the First Team Automotive Corp. Incentive Compensation Plan (the "Plan") are:

                  A. To reward executive management for their efforts in optimizing the profitability and growth of First Team Automotive Corp. (the "Company") consistent with the Company's mission of achieving unequaled customer satisfaction and with other goals of the Company, its stockholders and its employees.

                  B. To provide significant opportunity for those members of executive management who have major profit responsibility within the Company.

II.      ELIGIBILITY AND AWARDS

                  A. Membership in this Plan will consist of the Chief Executive Officer, the Chief Financial Officer and the Senior Vice Presidents of the Company (the "Participants") plus any other executive officers as chosen by the Compensation Committee of the Board of Directors of the Company (the "Compensation Committee"). The Compensation Committee will notify Participants of their selection prior to the commencement of each fiscal year.

                  B. Incentive compensation will be computed by measuring (i) the Company's achievement of actual consolidated pre-tax income ("Consolidated Pre-tax Income") for each fiscal year against Consolidated Pre-tax Income objectives established by the Compensation Committee for each fiscal year prior to the commencement thereof, or (ii) such other performance goals as may be established by the Compensation Committee from time to time and approved by the Company's shareholders in accordance with Internal Revenue Service regulations promulgated under Section 162(m) of the Internal Revenue Code (the "Code").

                  C. Prior to the commencement of each fiscal year, the Compensation Committee shall establish an award or range of awards which will be earned by the Participants upon the achievement of target goals as to Consolidated Pre-tax Income established pursuant to Section II(B) above. The Compensation Committee may not increase award amounts established at the start of any year, but may, in its sole discretion, decrease the amount of incentive compensation to be paid for any fiscal year to an amount less than would be payable based on the Company's actual performance for that year.

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                           Notwithstanding anything herein to the contrary, the
                           maximum incentive compensation paid for any fiscal year to any Participant may not exceed One Million Dollars ($1,000,000).

                  D. The Company's actual Consolidated Pre-tax Income for each fiscal year will be determined in accordance with generally accepted accounting principles; provided, however, that (i) the effects of accounting policy changes from the prior fiscal year and unusual non-recurring gains and losses will be excluded, and
                           (ii) incentive compensation generated pursuant to incentive plans of the Company, including this Plan, shall be accrued and deducted as an expense for such fiscal year.

                  E. Incentive compensation is earned in addition to consideration for merit and promotional increases under the Company's wage and salary program. Incentive compensation will be paid to Participants on or before March 15 following the close of the fiscal year in respect of which it was earned.

III.     ADMINISTRATION OF THIS PLAN

This Plan shall be administered by the Compensation Committee, which shall have full power and final authority to construe, interpret and administer the Plan. Following the close of a fiscal year and before any payments are made hereunder for the fiscal year, the Compensation Committee must certify in writing whether and to what extent the performance goals have been satisfied. The Compensation Committee shall consist solely of two or more non-employee directors who qualify for the Code ss. 162(m)(4)(C)(i) exemption.

IV.      ELIGIBILITY DURING FISCAL YEAR

Subject to the discretion of the Compensation Committee as set forth in Section II(C) of this Plan, an individual who becomes a Participant in this Plan due to employment, transfer or promotion during the fiscal year will be eligible to receive partial incentive compensation based upon the Participant's Salary for the period of time eligible and the level of achievement in relation to targeted goals for the entire fiscal year. In no event, however, will partial payments be made for any period of time of less than two (2) months.

V.       INELIGIBILITY DURING FISCAL YEAR

A Participant in this Plan who becomes ineligible during the fiscal year due to transfer or change of position shall cease to be eligible for further participation in this Plan on the date of transfer or change to the ineligible position. Subject to the discretion of the Compensation Committee as set

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forth in Section II(C) of this Plan, if the Participant, prior to the date of transfer or change, has been a Participant in the Plan for a minimum of two (2) calendar months of the fiscal year, the Participant will be eligible to receive partial incentive compensation based upon the Participant's Salary for such period of time and the level of achievement in relation to targeted goals for the entire fiscal year.

VI.      TERMINATION OF EMPLOYMENT; LEAVE OF ABSENCE

Subject to the discretion of the Compensation Committee as set forth in Section II(C) of this Plan, a Participant who has been employed (i) during the entire fiscal year for which incentive compensation is to be paid, but whose employment is terminated, voluntarily or involuntarily (other than for cause), or who is granted a leave of absence after the end of such fiscal year and prior to the payment date therefor will be eligible to receive his/her full incentive compensation with respect to such fiscal year as determined in accordance with the provisions of this Plan, or (ii) through the first two (2) calendar months of any fiscal year, but whose employment is terminated, voluntarily or involuntarily (other than for cause), or who is granted a leave of absence after the end of the first two (2) calendar months of any fiscal year but prior to the end of such fiscal year, will be eligible to receive partial incentive compensation with respect to such fiscal year based upon the Participant's Salary for the period of time he/she was a Participant at the level of achievement in relation to targeted goals for the entire fiscal year. A Participant whose employment is terminated for cause or whose employment is terminated for any other reason prior to the end of the first two (2) calendar months of such fiscal year shall not be eligible to receive any incentive compensation under this Plan other than those amounts which have been paid to him/her prior to the date he/she is terminated.

VII.     DEFERRED COMPENSATION

A Participant in this Plan may irrevocably elect to defer receipt of any amount earned pursuant to this Plan, provided such election is made in writing. The terms of any deferred compensation arrangement must be approved in writing by the Chairman of the Compensation Committee and the Participant. Any amount deferred pursuant to this Plan will bear interest at a rate determined by the Compensation Committee, unless otherwise expressly provided in an employment agreement between the Company and the Participant.

VIII.    COMPANY'S RIGHT TO TERMINATE

The Company shall have the right to terminate this Plan, with or without notice, in whole or in part, at any time, but no such action may adversely affect any rights or obligations with respect to any awards theretofore made under the Plan.

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IX.      GENERAL PROVISIONS

                  A. No person has any claim or right to be included in this Plan or to be granted incentive compensation under this Plan until such individual has been declared a Participant and received an official written notice thereof in accordance with the procedures as set forth in this Plan. In addition, all of the requirements and applicable rules and regulations of this Plan must have been met including, but not limited to the availability of funds for incentive compensation awards and the determination by the Compensation Committee of the extent to which targeted goals have been met.

                  B. The designation of an individual as a Participant under this Plan does not in any way alter the nature of the Participant's employment relationship.

X.       SHAREHOLDER APPROVAL

Notwithstanding anything herein to the contrary, this Plan is subject to and conditioned upon the approval of the Company's shareholders.



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